Animas Resources Ltd.            TSX-V: ANI

#410 - 325 Howe St., Vancouver, BC Canada V6C 1Z7 • Tel: 604-687-6197 • Fax: 604-688-3392 •

28 June 2012

NR 12 - 4

Animas Resources Regains Full Access to Santa Gertrudis

Animas Resources Ltd. (TSX.V: ANI): The Company is pleased to announce that Sonora State (Mexico) governmental authorities have granted the Company Provisional Restitution of the disputed lands within the Santa Gertrudis mining district (Santa Gertrudis Gold Project).  This action in effect gives the Company complete physical control of and access to the disputed properties, and it is considered to be a major advancement towards a favorable, final resolution of the surface land tenure issues in the area.

Provisional Restitution

During the week of 17 June 2012, the Sonora State Attorney General (Procurador) Lic. Carlos Navarro ordered the Ministerio Publico in Magdalena to grant Animas Provsional Restitution (Restitución Provisional) of all disputed lands within the Santa Gertrudis mining district.  Subsequently, on 23 June 2012, authorities from the Ministerio Publico in Magdalena, Sonora accompanied by police officials from the PEI (Policía Estatal Investigadora) opened all access routes to the disputed properties, and it is believed that on 25 June 2012 the Ejido Seis de Enero (the local “Ejido” who control land access in this area) and a local mining promoter were officially notified of the Ministerio's actions.

While it has never been disputed that Animas owns all mineral rights within the conflict area, the existing surface access agreement that Animas has with the local Ejido was being violated and access to the property was blocked by new fences.

While the Restitución Provisional does not completely resolve the surface land issues at Santa Gertrudis, the case is now free to move on to the State court system where Animas is likely to win the case.

Immediately subsequent to the Restitución Provisional, Animas began a program of historic heap leach sampling for the purpose of evaluating the economic viability of restarting gold production from the existing heap leach pads at Santa Gertrudis.

About Animas Resources Ltd.

Animas Resources Ltd., a North American mineral resource company focused on acquisition and discovery, consolidated the Santa Teresa District’s Santa Gertrudis precious metal and related deposits and prospects within a 562 square kilometer land holding.  Our mission is to grow Animas through development, discovery and acquisition of high-quality mineral deposits and to build upon the historic gold resource base at Santa Gertrudis, Mexico, and maintain a pipeline of only the highest quality projects.

This news release was prepared by Company management, who take full responsibility for its content.

For additional information, contact Animas Resources Ltd. at 604-687-6197, or you may register to receive future news releases at www.animasresources.com.

     “John R. Wilson”

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John R. Wilson, President & CEO

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This press release contains "forward-looking information" which may include, but is not limited to, statements with respect to drilling plans, timing of our planned NI 43-101 resource report, timing of assays, resource estimates, projections, our planned exploration and drilling  programs, the availability of future financing for exploration and other plans, projections, estimates and expectations.  Such forward-looking statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions, including, the risks and uncertainties outlined in our most recent financial statements and reports and registration statement filed with the Canadian securities administrators (available at www.sedar.com). Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected